MATERIAL INFORMATION

2021 Second Quarter Results

HISTORICAL RECORD SHOWS FOCUS ON SUSTAINABLE VALUE

Financial Results
COP Trillion

Revenues
EBITDA
Net income
EBITDA Margin
38.5%
42.8%
50.7%
45.4%
23.6%
48.5%
11.8
4.5
0.8
13.2
5.6
1.3
17.0
8.6
3.5
18.3
8.3
3.5
8.4
2.0
0.0
19.4
9.4
3.7
2Q 2016
2Q 2017
2Q 2018
2Q 2019
2Q 2020
2Q 2021

	2Q 2016	2Q 2017	2Q 2018	2Q 2019	2Q 2020	2Q 2021
BRENT USD/Bl	47	51	75	68	33	69
BASKET PRICE USD/Bl	38	44	67	64	20	65

2Q 2021 OPERATING METRICS

Production	661	[mboed]
Midstream Volumes	960	[mbd]
Downstream Throughput	360	[mbd]

mboed: Thousand barrels of oil equivalent per day
mbd: Thousand barrels per day

UNDERLYING PERFORMANCE

Proactive Commercial Strategy

Brent
Realization Oil Prices
9.4
USD/Bl
3.7
USD/Bl
2016
2017
2018
2019
2020
1H 2021

Focus on Efficiency
COP Trillion

13.6
1.0
14.6
2016-2020
1H 2021
TOTAL

TESG*

75%
PROGRESS
San Fernando
Solar Park

Modular Operation expected **by September 2021**

68%
DELIVERY 2021 TARGET
"Sembrar Nos Une"
Initiative

~ 2.8 million
Trees Sown

RESOURCES
"Apoyo País"
Initiative

~ COP 84 billion
Since the start of the Pandemic

JOINED THE
"Companies for Vaccination - ANDI"
Program

~26 thousand doses
of Sinovac vaccine acquired

*Technology, Environmental, Social and Governance

CONTACT INFORMATION:
investors@ecopetrol.com.co

The strength of Ecopetrol Group's results in the quarter and year to date, despite a challenging situation derived from the public order situation and the health emergency associated with the third peak of the COVID-19 pandemic, reiterates our capacity to generate sustainable value, and to quickly and timely respond to environment conditions.

The result for the second quarter of 2021 is the best ever recorded in the history of the Ecopetrol Group, with a consolidated revenue of COP 19.4 trillion, a net income of COP 3.7 trillion, an EBITDA of COP 9.4 trillion, and an EBITDA margin of 48.5%. In the first half of the year, we recorded a consolidated revenue of COP 36.7 trillion, a net income of COP 6.8 trillion (4.0 times the net income generated throughout 2020), an EBITDA of COP 17.6 trillion, and an EBITDA margin of 48.1%.

In addition to the favorable fundamental variables observed in the quarter (Brent of 69.1 USD/Bl and Average Exchange Rate of 3,691 COP/USD), our continued commitment to cost optimization and capturing efficiencies, as well as an excellent performance of our commercial strategy, supported the results achieved. At the end of the first half of the year, the Group realized COP 1.0 trillion in efficiencies focused on strengthening EBITDA margin and capex savings.

Additionally, as part of our commercial strategy and in order to capture new customers and destinations for our crude oil and products, and thus consolidate our diversification strategy, during the second quarter we announced the incorporation of a new commercialization company based in Singapore, with which we seek to strengthen our operations in the Asian market.

In exploration, Ecopetrol and its partners completed the drilling of 8 wells during the first half of the year, highlighting, for the second quarter, the drilling of the Boranda Centro-1 exploratory well, operated by Parex, and the Chimuelo-1 and Flamencos-3 wells operated by Ecopetrol, all under evaluation. The cumulative production of the exploratory assets reached 908,535 boe (5,020 boed on average) during the first half of the year, where 67% of the production corresponded to oil and 33% to gas. In the Brazilian Pre-Salt, we continued to advance in the commercial feasibility studies and development plan for the Gato do Mato discovery.

Ecopetrol Group's average production was 668.4 mboed in the first half of 2021, 5.3% less than the same period of last year, primarily as a result of i) impacts from the public order situation Colombia experienced during the months of May and June, and ii) the temporary lower production from Castilla, field that has been gradually recovering after overcoming a restriction associated with water management. Production in the second quarter was 660.9 mboed, decreasing 2.5% as compared to the second quarter of 2020. During the first six months of the year, 179 development wells were drilled and completed.

Natural gas and LPG production increased 10.2% as compared to the first half of 2020 and 8.2% as compared to the second quarter of the previous year, mainly leveraged on the higher production of Piedemonte, Hocol and Permian (United States). During second quarter, the contribution of gas and LPG to the total production was 20.6%, with a combined EBITDA margin of 54.1%.

Regarding our operations in the Permian basin in the United States, we highlight the start of production of 31 new wells during the quarter, for a total of 75 wells since the start of the operation (22 in 2020 and 53 by the first half of 2021). Likewise, we highlight the contribution of 21.2 mboed before royalties during the second quarter of 2021, equivalent to 16.1 mboed net to Ecopetrol after royalties.

At the end of the quarter, the transfer of interest for cross operation with ExxonMobil in the Comprehensive Research Pilot Project in Unconventional Reservoirs Kalé and Platero, located in the Municipality of Puerto Wilches (Santander) was approved, leaving Ecopetrol as operator with a 62.5% interest in Kalé and 37.5% in Platero. In Kalé, meetings with the communities were held in order to share the description and scope of the project within the development of the Environmental Impact Assessment, while in Platero, the first territorial dialogue was held jointly with the National Government and ExxonMobil.

In the midstream segment, the volume transported during the semester was 983.6 mbd, decreasing 4.6% as compared to the first half of 2020, impacted by the lower crude oil production in the country, mainly in the Llanos region, as well as by the public order situation previously mentioned. During the second quarter of the year, the transported volume was 959.9 mbd, volume that despite the situation, compares favorably with the results of the same period of 2020. In April, the TLU-2 marine platform was inaugurated at the Coveñas Maritime Terminal, providing the Ecopetrol Group with one of the most robust and advanced systems for loading offshore vessels.

2

The downstream segment was influenced by the positive performance of all business units, leveraged by the stability of operations, the recovery of product demand and crude oil supply to the country, and the excellent performance of Esenttia. With the gradual recovery of demand, the refineries reached similar consolidated throughput levels in the first two quarters of the year (around 360 mbd), with an integrated gross margin of 9.8 USD/Bl for the first half of 2021.

On the TESG front, we continued to make progress in each of the strategy's pillars.

In the environmental front, particularly in renewable energy projects, we highlight: i) the 75% progress on the construction of the San Fernando solar park, expected to enter into modular operation (sequentially) in September, ii) the advance in the assignment process under PPA[1] strategies for solar energy projects for 45 MW in Huila, Middle Magdalena and Meta, for which bids are expected for August, iii) advances in the allocation of measurement contracts for the wind generation prospects in Araguaney (Casanare) and Huila, iv) progress in the structuring of the Rubiales solar park, which will be published to the market in August, v) the completion of the conceptual engineering of the photovoltaic solar solution for Providencia island, and vi) the consolidation of savings derived from the Castilla solar park for more than COP 5.9 billion (USD 1.6 million) and a reduction in CO2 emissions of more than 16,000 tons. In other milestones, we highlight the fulfillment of 68% of the established target for 2021 under the national initiative "Sembrar Nos Une” (2,762,032 trees sown) in the first half of the year.

In the social dimension, the Company allocated social investment resources for a total of COP 150 billion during the first half of the year, as part of its environment strategy. Reiterating the company's commitment to the health and safety of its employees, the Ecopetrol Group joined the private initiative of vaccination against COVID-19, acquiring 26,200 doses to distribute among its employees, their families and allies.

On the corporate governance front, Ecopetrol made official its interest in participating in the Dow Jones Sustainability Index (DJSI), reporting again to the Corporate Sustainability Assessment of S&P Global, for which results are expected in November. In addition, in May we published the first Index Content that responds to the Stakeholder Capitalism Metrics of the World Economic Forum (WEF) and the International Business Council (IBC).

Regarding Digital Transformation, lever of the TESG strategy, during the first half of 2021 we implemented projects that have allowed to capture and certify benefits derived from their impact on the Company’s processes and operations, for USD 20.5 million, with a 120% fulfillment of the target set for this semester.

In relation to the potential acquisition of the Government's 54.1% ownership stake in ISA, on June 23, 2021 we announced to the market the extension of the term of the Exclusivity Agreement until August 31, 2021. Likewise, the decision of not conditioning the closing of the potential acquisition of ISA on a potential equity offering, in line with the favorable evolution of the financial situation of Ecopetrol Group. Furthermore, on July 30, 2021, we presented a binding offer for the mentioned acquisition. As soon as we receive a formal response from the Ministry, we will inform the market.

Likewise, during the rest of 2021, we expect to continue working towards the objectives of restoring the growth path of both production and reserves, increasing competitiveness, laying the foundations of energy transition and deepening our TESG agenda, in line with the goals established in the 2021-2023 Business Plan.

Felipe Bayón

CEO Ecopetrol S.A.

1 Power Purchase Agreement

3

Bogotá, August 3, 2021. Ecopetrol SA (BVC: ECOPETROL; NYSE: EC) announced today the Ecopetrol Group’s financial results for the second quarter of 2021, prepared in accordance with the International Financial Reporting Standards applicable to Colombia.

During the first half of 2021, the Ecopetrol Group generated a net income of COP 6.8 trillion, an EBITDA of COP 17.6 trillion and an EBITDA margin of 48.1%, exceeding the figures obtained in the full year 2020. Net income in 2Q21 was COP 3.7 trillion and EBITDA was COP 9.4 trillion (an all-time quarterly record).

The accumulated results for 2021 were supported in better realization prices thanks to the successful commercial strategy, the increase in Permian's production, and the strategies implemented since 2020 to control costs and capture efficiencies, that have allowed to take advantage of a favorable price environment, and mitigate the impacts on the Company’s production and sales volumes due to the public order situation in the country and its concurrence with the third peak of COVID-19.

Table 1: Financial Summary Income Statement - Ecopetrol Group

Billion (COP)	2Q 2021	2Q 2020	∆ ($)	∆ (%)	6M 2021	6M 2020	∆ ($)	∆ (%)
Total sales	19,444	8,442	11,002	130.3%	36,650	23,514	13,136	55.9%
Depreciation and amortization	2,328	2,236	92	4.1%	4,566	4,388	178	4.1%
Variable cost	6,761	3,570	3,191	89.4%	12,999	10,266	2,733	26.6%
Fixed cost	2,342	1,810	532	29.4%	4,378	4,249	129	3.0%
Cost of sales	11,431	7,616	3,815	50.1%	21,943	18,903	3,040	16.1%
Gross income	8,013	826	7,187	870.1%	14,707	4,611	10,096	219.0%
Operating (net of income) and exploratory expenses	1,458	2	1,456	72,800.0%	2,640	1,081	1,559	144.2%
Operating income	6,555	824	5,731	695.5%	12,067	3,530	8,537	241.8%
Financial income (loss), net	(831)	(599)	(232)	38.7%	(1,484)	(1,265)	(219)	17.3%
Share of profit of companies	62	77	(15)	(19.5%)	115	77	38	49.4%
Income before income tax	5,786	302	5,484	1,815.9%	10,698	2,342	8,356	356.8%
Income tax	(1,768)	(3)	(1,765)	58,833.3%	(3,303)	(633)	(2,670)	421.8%
Net income consolidated	4,018	299	3,719	1,243.8%	7,395	1,709	5,686	332.7%
Non-controlling interest	(295)	(277)	(18)	6.5%	(587)	(624)	37	(5.9%)
Net income attributable to owners of Ecopetrol before impairment	3,723	22	3,701	16,822.7%	6,808	1,085	5,723	527.5%
(Expense) recovery for impairment long-term assets	1	4	(3)	(75.0%)	3	(1,204)	1,207	100.2%
Deferred tax of impairment	0	(1)	1	100.0%	(1)	277	(278)	100.4%
Net income attributable to owners of Ecopetrol	3,724	25	3,699	14,796.0%	6,810	158	6,652	4,210.1%

EBITDA	9,428	1,996	7,432	372.3%	17,615	7,253	10,362	142.9%
EBITDA Margin	48.5%	23.6%	-	24.9%	48.1%	30.8%	-	17.3%

The figures included in this report were extracted from the Company’s unaudited financial statements. The financial information is expressed in billions of Colombian pesos (COP), or US dollars (USD), or thousands of barrels of oil equivalent per day (mboed) or tons, as noted. For presentation purposes, certain figures in this report were rounded to the nearest decimal place.

Forward-looking statements: This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of Ecopetrol’s prospects for growth and its ongoing access to capital to fund Ecopetrol’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, Ecopetrol’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

4

I. Financial and Operating Results

Sales Revenue

Increase of 55.9% in 1H21 versus 1H20, as a combined result of:

a)	Higher weighted average sales price of crude oil, gas, and products of +25.6 USD/Bl (COP +13.1 trillion), mainly due to the improvement of the spread versus Brent in crude oil and products, and the strengthening of the reference prices.
b)	Positive exchange rate effect on revenues (COP +0.4 trillion), due to higher realized exchange rate on sales.
c)	Lower sales volume (COP -0.3 trillion, -48.0 mboed), mainly in crude oil exports due to its lower availability, partially offset by higher product and gas sales.
d)	Lower revenues from transportation and other services (COP -0.1 trillion).

Increase of 130.3% in 2Q21 versus 2Q20, due to net result of:

a)	Higher weighted average sales price of crude oil, gas, and products of +40.5 USD/Bl (COP +10.8 trillion), mainly due to the improvement of the spread versus Brent in crude oil and products, and the strengthening of the reference prices.
b)	Higher sales volume (COP +0.6 trillion), due to the increase in fuel sales resulting from the gradual recovery in demand (COP +1.6 trillion, +109.9 mboed), partially offset by reduced crude oil exports due to its lower availability (COP -1.0 trillion, -137.2 mboed).
c)	Negative exchange rate effect on revenues (COP -0.4 trillion), due to the decrease in the average exchange rate.

Table 2: Sales Volumes - Ecopetrol Group

Local Sales Volume - mboed	2Q 2021	2Q 2020	∆ (%)	6M 2021	6M 2020	∆ (%)
Medium Distillates	127.0	87.1	45.8%	132.4	117.2	13.0%
Gasoline	121.6	62.4	94.9%	123.0	88.5	39.0%
Natural Gas	85.9	80.8	6.3%	89.1	81.9	8.8%
Industrials and Petrochemicals	20.0	15.2	31.6%	22.3	20.1	10.9%
LPG and Propane	18.4	17.2	7.0%	18.9	17.8	6.2%
Crude Oil	2.3	7.6	(69.7%)	2.4	6.6	(63.6%)
Fuel Oil	0.3	1.5	(80.0%)	0.5	1.8	(72.2%)
Total Local Volumes	375.5	271.8	38.2%	388.6	333.9	16.4%

Export Sales Volume - mboed	2Q 2021	2Q 2020	∆ (%)	6M 2021	6M 2020	∆ (%)
Crude Oil	343.1	475.0	(27.8%)	350.7	449.8	(22.0%)
Products	108.6	109.9	(1.2%)	101.9	107.2	(4.9%)
Natural Gas*	3.3	1.1	200.0%	3.0	1.3	130.8%
Total Export Volumes	455.0	586.0	(22.4%)	455.6	558.3	(18.4%)

Total Sales Volumes	830.5	857.8	(3.2%)	844.2	892.2	(5.4%)

* Natural gas exports correspond to local sales by Ecopetrol America LLC and Ecopetrol Permian LLC.

Total volume sold in 2Q21 amounted to 830.5 mboed, 3.2% lower as compared to 2Q20, as a result of a decrease in export volume, and even with improved local sales volumes.

Sales in Colombia, which represented 45% of total sales, increased 38.2% (103.7 mboed) as compared to 2Q20, primarily due to:

•	Strengthening fuel demand, mainly in gasoline (+59 mboed) and diesel (+24 mboed) sales, which returned to pre COVID levels. Likewise, jet fuel sales continued their recovery (+16 mboed). Increase of LPG and propane gas sales (+1.2 mboed), despite the public order situation.

5

•	Higher gas sales (+5 mboed) mainly due to: i) volumes associated with Hocol's acquisition of Chevron's interest in the Guajira Association (+3 mboed) and ii) higher production of Hocol and Ecopetrol (+2 mboed) due to higher volumes in the Bonga Mamey, Bullerengue and Piedemonte fields.

International sales, which represented 55% of total sales, decreased 22.4% (131.0 mboed) as compared to 2Q20, primarily due to:

•	Lower crude oil exports (-132 mboed), mainly explained by lower production (-22 mboed) and higher refinery throughput (+106 mboed) due to reactivation of local fuel demand.

Table 3: Average Realization Prices - Ecopetrol Group

USD/Bl	2Q 2021	2Q 2020	∆ (%)	6M 2021	6M 2020	∆ (%)
Brent	69.1	33.4	106.9%	65.2	42.1	54.9%
Natural Gas Basket	24.8	24.0	3.3%	24.6	23.5	4.7%
Crude Oil Basket	65.3	20.4	220.1%	61.5	29.8	106.4%
Products Basket	77.4	36.5	112.1%	72.6	49.9	45.5%

Crudes: In 2Q21 versus 2Q20, the crude oil basket prices increased by 44.9 USD/Bl, from 20.4 USD/Bl to 65.3 USD/Bl. The commercial strategy, whose value promise is the blends quality and supply reliability, maintains a stable flow to the US Gulf and continues with the market share capture in the Asian continent.

Refined Products: In 2Q21 versus 2Q20, the price for the basket of refined products increased by 40.9 USD/Bl, from 36.5 USD/Bl to 77.4 USD/Bl, mainly due to the recovery of international indicators and the effect of higher priced products (mainly diesel) in the product mix. The aforementioned increase reflects the reactivation of demand due to decreased mobility restrictions, which resulted in higher fuel sales volumes.

Natural Gas: In 2Q21 versus 2Q20, the price of gas sales increased 3.3%, from 24.0 USD/Bl to 24.8 USD/Bl due to i) the basket recomposition, prioritizing a higher volume from Guajira, where gas is sold at a higher price compared to inland gas, ii) subscription of new contractual modalities (especially with the thermal sector), and iii) contractually agreed annual adjustments.

Hedging Program: In 2Q21, tactical hedges were executed for a total of 11.0 million barrels in crude oil exports, as well as diesel and gasoil storage. Additionally, hedges on sea transport cargo were executed for about 880 thousand metric tons.

Cost of Sales

Depreciation and Amortization: Increase of 4.1% both in 1H21 versus 1H20 and in 2Q21 versus 2Q20, due to i) lower incorporation of reserves in 2020 as compared to 2019 and ii) higher level of capital expenditures. This was partially offset by i) a decrease in crude production and ii) the exchange rate effect on the depreciation cost of the Group's subsidiaries with the US dollar as functional currency, given the Colombian peso’s devaluation.

Variable Costs:

Increase of 26.6% in 1H21 versus 1H20, as a combined result of:

•	Higher cost in purchases of crude oil, gas and products (COP +5.5 trillion), mainly due to higher weighted average price of domestic purchases and imports (COP +5.7 trillion), which were partially offset by the decrease of the average exchange rate on purchases (COP -0.2 trillion).

•	Positive effect on income from inventory valuation (COP -2.8 trillion), mainly due to: i) increase in the price of crude oil and products purchased, given the recovery of international prices observed in 1H21, as compared to the decrease in the value of crude oil and products in 1Q20, as a result of the market conditions at that time, ii) higher level of crude oil inventories due to inventory in transit, given the higher shipments in DAP[2], and iii) accumulation of inventories of products in process, given the maintenance in some units of the Cartagena refinery.

6

Increase of 89.4% in 2Q21 as compared to 2Q20, as a combined result of:

•	Increase in purchases of crude oil, gas and products (COP +4.7 trillion), mainly due to the net effect between: i) higher weighted average price of domestic purchases and imports (COP +5.0 trillion), ii) higher volume purchased (COP +0.6 trillion, +48.8 mboed), impact in line with the operation reactivation, and iii) decrease in the average exchange rate applicable to purchases (COP -0.9 trillion).

•	Fluctuation of inventories (COP -1.5 trillion), due to the factors indicated above.

Fixed Costs: Increase of 3.0% in 1H21 versus 1H20, and of 29.4% in 2Q21 as compared to 2Q20. At the semi-annual and quarterly level, the increase in fixed costs is explained by the normalization of the pace of maintenance activities, materials consumption, contracted services, and other operational activity costs, after the restrictions imposed to control the pandemic in 2020. During the quarter, the displacement of some activities related to maintenance and contracted services, because of public order on some fields, stands out. These activities are expected to be executed throughout 2H21.

Operating Expenses, net of other income (before impairment of long term assets)

Increase of COP +1.6 trillion in 1H21 versus 1H20 and of COP +1.5 trillion in 2Q21 versus 2Q20, mainly due to:

•	Events in 2020, associated with: i) the acquisition by Hocol of 43% of the participation in the Guajira association contract that belonged to Chevron, which generated a market valuation of both the acquired portion and the pre-existing portion in Ecopetrol S.A. (57%), with an effect on 2Q21 income of COP +1.4 trillion and ii) recognition of a higher labor expense due to the voluntary retirement plan of 122 people (COP -0.2 trillion) by end of June 2020.

•	The recognition of provisions for litigation and contingencies for COP +0.2 trillion in 2Q21, given the processes progress.

•	The recognition in the results of the exploratory activity of the Moyote-1 dry well of Ecopetrol Mexico, given the completion of technical assessment studies and feasibility conclusions, for COP +0.1 trillion in 1Q21.

Financial Result (Non-Operating)

Increase of 17.3% in 1H21 as compared to 1H20, as a combined result of:

•	Income from exchange rate differences of COP +70 billion, due to the net effect of: i) the increase in extraordinary income from the realization in our equity results of the accumulated exchange rate valuation (conversion adjustment), resulting from the sale in dollars of our investment in Savia (COP +362 billion) and ii) an increase in the exchange rate difference expense, due to the higher net liability position in dollars of the Ecopetrol Group in combination with the devaluation of the Colombian peso against the US dollar (COP -291 billion).

•	Lower income from valuation and yields of the securities portfolio (COP -232 billion), due to lower yield rates in the market and lower average cash position.

•	Increase in the financial cost of debt and others (COP -58 billion), mainly due to new debt acquired in 2Q20.

2 Delivered at Place

7

Increase of 38.9% in 2Q21 as compared to 2Q20, mainly due to a lower valuation income and yields on the securities portfolio due to the yields and cash factors mentioned above.

The Effective Tax Rate for 1H21 was 30.9% versus 31.3% in 1H20, mainly as a result of a lower nominal tax rate. The effective tax rate in 2Q21 was 30.6% versus 1.3% in 2Q20, mainly due to the drastic decrease in income before income tax in the previous year, and the net effect of rates differences across the various companies of the Group.

Impairment of Long Term Assets

For 1H21, the company did not take an impairment charge. It should be recalled that in 2020, the Company recognized in an extraordinary manner and in response to market conditions at that time, an impairment expense of COP 1.2 trillion in 1Q20.

Financial Impact of the Public Order Situation

During 2Q21 there were some impacts on the operation, due to the public order situation in the country, where social protests generated blockades of its main roads, and isolated events against the Company's infrastructure in Colombia were registered. At the Ecopetrol Group level, the impacts of this situation have been estimated at COP -279 billion in net income attributable to Ecopetrol shareholders and COP -403 billion of impact on EBITDA. The segments were impacted as follows:

•	Upstream (COP -264 billion on EBITDA): reduced levels of crude oil, gas and white products production, displacement in operational activities and higher expenses for emergency management.

•	Downstream (COP -78 billion on EBITDA): lower sales volumes of refined products in the local market with an impact on the Barrancabermeja refinery, lower deliveries of polypropylene by Esenttia and lower revenues from LPG, natural gas for vehicles and natural gas for Invercolsa.

•	Midstream (COP -61 billion on EBITDA): decrease in volumes transported by oil pipelines and multipurpose pipelines.

Cash Flow and Debt

Table 4: Cash Position - Ecopetrol Group

Billion (COP)	2Q 2021	2Q 2020	6M 2021	6M 2020
Initial cash and cash equivalents	6,688	8,797	5,082	7,076
(+) Cash flow from operations	3,312	(2,248)	6,247	325
(-) CAPEX	(2,751)	(2,392)	(5,188)	(5,845)
(+/-) Investment portfolio movement	(6)	(3,065)	1,706	(572)
(+) Other investment activities	129	165	161	261
(+/-) Acquisition, borrowings and interest payments of debt	(1,434)	10,502	(2,044)	9,902
(-) Dividend payments	(982)	(1,911)	(1,151)	(2,337)
(+/-) Exchange difference (cash impact)	66	(600)	209	438
Final cash and cash equivalents	5,022	9,248	5,022	9,248
Investment portfolio	1,386	5,793	1,386	5,793
Total cash	6,408	15,041	6,408	15,041

Note: Cash corresponds to available resources denominated as cash and cash equivalents plus investments in financial securities, regardless of their maturity.

Cash Flow: At the end of 2Q21 the Ecopetrol Group closed with cash balance of COP 6.4 trillion (55% COP and 45% USD). During this quarter the main source of liquidity was cash from operations (COP 3.3 trillion), resources that, supported by the cash available at the beginning of the year, were used to meet CAPEX disbursements for COP 2.8 trillion, debt service COP 1.4 trillion and payment of dividends to Ecopetrol’s shareholders for COP 982 billion.

8

By the end of June, there was an increase in working capital mainly due to an increase in accounts receivable from the Fuel Price Stabilization Fund (FEPC for its Spanish acronym), associated with an increase in: i) market prices for gasoline and diesel (accounts receivable balance of COP 3.8 trillion); ii) a higher level of inventories for vessels in transit under DAP, a higher level of products in process and a higher valuation resulting from the increase in market prices; and, iii) a higher level of tax credit. These factors have not translated into additional debt requirements.

Debt: At the end of 2Q21, debt on balance sheet was COP 50 trillion, equivalent to USD 13.3 billion (6% COP and 94% USD), decreasing in USD 0.2 billion as compared to 1Q21 due to periodic payment of capital and interest.

As a consequence of the improvement in the Ecopetrol Group's results, the Gross Debt/EBITDA indicator for the last twelve months closed in 1.8 times as of June 30, 2021, as compared to 2.5 times in March 2021.

It is worth noting that, on July 31st, 2021, the Ecopetrol Group received authorization from the Colombian Ministry of Finance and Public Credit to execute a contingent line of credit for up to USD 1,200 million. The proceeds from this facility may be used for general corporate purposes in the ordinary course of business, including the strengthening of Ecopetrol’s liquidity position in case of eventual organic growth opportunities, risk mitigation in connection with unexpected fluctuations in oil prices, as well as to reduce specific refinancing needs in the coming years with flexibility and competitive borrowing costs.

Efficiencies

Ecopetrol continues to make efforts and deploy strategies to achieve a more efficient operation. The accumulated efficiencies recognized by the Ecopetrol Group during the first half of 2021 amount to COP 1.0 trillion, mainly explained by:

1.	Efficiencies in OPEX and revenues, through actions focused on strengthening the EBITDA margin by COP 790 billion, mainly highlighting:

•	Revenues and margin strategies, mainly in the commercial area and the refineries, which contributed COP 266 billion during the period.

•	Strategies implemented by the production business, focused on the optimization and improvement of the lifting cost, incorporating efficiencies of COP 248 billion.

•	Optimization of refining cash costs associated with the improvement in the segment’s operating cost structure, with efficiencies of COP 173 billion.

•	Deployment of the new operating model in Cenit, focused on a direct operation with 100% of the subsidiary's resources, resulting in COP 46 billion for the period.

2.	Efficiencies in CAPEX for COP 245 billion, primarily as a result of:

•	Continued improvement in drilling and wells completion, where i) cost per drilled foot decreased by 15 USD/ft (193 USD/ft as of 2Q21 versus 208 USD/ft as of 2Q20), and ii) completion cost decreased by 33 KUSD/well[3] (438 KUSD/well in 2Q21 versus 471 KUSD/well in 2Q20).

•	Strengthening of the efficiency strategy in the optimization of facility construction projects, major maintenance, workovers and equipment replacement strategies.

3 KUSD/well: Thousands of dollars per completed well.

9

Investments

Table 5: Investments by Segment – Ecopetrol Group

Million (USD)	Ecopetrol S.A.	Affiliates and Subsidiaries	Total 6M 2021	% Share
Production	536	422	958	69.8%
Downstream	70	99	169	12.3%
Exploration	48	52	100	7.3%
Midstream*	0	116	116	8.4%
Corporate**	30	0	30	2.2%
Total	684	689	1,373	100.0%

* Includes the total amount of investments of each of the Ecopetrol Group companies (Ecopetrol S.A.’s share and non-controlling interest)

** Includes investment in energy transition projects

During the first half of 2021 the Ecopetrol Group invested a total of USD 1,373 million (COP 4.98 trillion), which represents an increase of 4% as compared to the same period in 2020, despite the public order situation mentioned above and the continuity of certain execution restrictions associated with the pandemic, standing out as one of the highest records for a first half of the last five years. Of the total investments, 69% were made in Colombia and 31% in the United States, Brazil, and Mexico. Focused on increasing production and reserves, 77% of investments were allocated to the upstream, while the remaining 23% was allocated to the midstream, downstream and corporate segments.

The main investments are detailed below:

Exploration: Eight wells were drilled, and progress is being made in maturing the Group's exploration program, which is mostly focused on Colombia.

Production: Ecopetrol S.A.'s production and development activities were concentrated in the Rubiales, Chichimene, Castilla, Llanito, and Casabe fields. In the case of subsidiaries, investment was focused on Ecopetrol Permian and Hocol. At the end of 1H21, 179 development wells have been drilled and completed and 193 workovers have been executed.

Midstream: The investment was focused on operational continuity activities that enable the integrity and reliability of the different pipeline and multipurpose pipelines systems of Cenit and its subsidiaries.

Downstream: Investments were focused on operational continuity (78%), with the purpose of maintaining the efficiency, reliability, and integrity of the operation at the Barrancabermeja and Cartagena refineries. It is worth noting that more than 30% of the execution corresponds to the two most representative projects of the segment in the year: the Interconnection of the Cartagena Crude Oil Plants, and the Wastewater Treatment Plant in Barrancabermeja.

TESG: Investments in decarbonization and efficient water management of the operations represented about 3.3% and 3.2% of the execution of the semester, respectively, and it is expected to continue progressing in the development and execution of the projects related to these topics. The investments of the Digital Vice-presidency and the Colombian Petroleum Institute (ICP for its Spanish acronym) represented 2% of the investment for the semester.

The Company continue to be focused on generating value and executing its investment plan, and therefore maintains it execution expectation in the range of USD 3,500 to 4,000 million for 2021.

10

II. Results by Business Segment

1.	UPSTREAM

Exploration

During 2Q21, Ecopetrol and its partners completed the drilling of three exploratory wells: Boranda Centro-1, Chimuelo-1 and Flamencos-3, which are under evaluation. A total of eight wells have been drilled in 2021 and 14 exploratory wells are expected to be drilled by the end of 2021, surpassing the initial target of 9 wells. With this, the delimitation plans for the Boranda and Flamencos discoveries continue, in order to accelerate the incorporation of reserves. Likewise, the exploratory wells to be drilled during the remainder of the year are mainly focused on gas exploration in the northern part of Colombia and the Piedemonte region, which in case of success would contribute to the growth of the country's gas reserves for the next 2 to 3 years.

Continuing with the 2021 exploratory campaign, at the end of the quarter the Silverback well of the subsidiary Ecopetrol America and Basari-1 of the subsidiary Hocol were being drilled.

The accumulated production in initial tests, extensive tests and exploratory wells in post commercialization reached 908,535 boe during the first half of the year (5,020 boed on average), where 67% of the production corresponds to oil and 33% to gas. Highlights include the start of tests in the Lorito Este-1 and Lorito-A1 wells, the ongoing tests in Boranda Centro-1 and Boranda Sur-2, and the ongoing extensive test of Arrecife-3.

At the end of 2Q21, the transfer agreement for the 50% interest in the Arauca and Llanos 38 blocks in the Department of Arauca was signed with Parex Resources, which will allow the exploratory reactivation in an important oil area of the country. Initial activity in the Llanos 38 block will focus on the drilling of an exploratory well in 2022 and the acquisition of 3D seismic data to further evaluate the potential of the area. Meanwhile, in the Arauca block, we will seek to resume production of light oil between 38° and 41° API by drilling two development wells.

As for the gas exploration strategy, the Arrecife-1ST and Arrecife-3 wells of the subsidiary Hocol were connected to the EPF (Early Production Facilities) and are undergoing extensive testing. The Chacha-3 well, drilled by Lewis in association with Hocol, is producing connected to the CPF (Central Production Facilities) Bullerengue.

In terms of the offshore activity, Shell (Ecopetrol’s operating partner) continues with the planning of the Gorgón-2 appraisal well to test the extension of the gas sands of the Gorgon structure. Additionally, in the COL-5 block, the interpretation of high-resolution 3D seismic data is in progress, which will allow evaluating a border region, towards the west of the Purple Angel - Gorgon discoveries.

With respect to the international operation, the Brazilian subsidiary continues to move forward with the development plan for the Gato do Mato discovery and expects to submit commercial feasibility information to the National Petroleum Agency (ANP for its Spanish acronym) by 2022, as well as the incorporation of reserves.

In relation to seismic activity, the subsidiary Hocol is progressing the pre-operational stage for the acquisition of 80 Km of 2D seismic in the SN18 block in the Low Magdalena Valley. Start of operational activities of topography, drilling and register is planned for the third quarter of the 2021.

11

Production

Table 6: Gross Production – Ecopetrol Group

Production - mboed	2Q 2021	2Q 2020	∆ (%)	6M 2021	6M 2020	∆ (%)
Crude Oil	473.3	507.2	(6.7%)	479.7	530.7	(9.6%)
Natural Gas	117.7	114.6	2.7%	124.0	118.6	4.6%
Total Ecopetrol S.A.	591.0	621.8	(5.0%)	603.7	649.3	(7.0%)
Crude Oil	18.1	20.2	(10.4%)	19.2	21.0	(8.6%)
Natural Gas	18.8	14.6	28.8%	19.0	11.7	62.4%
Total Hocol	36.9	34.8	6.0%	38.2	32.7	16.8%
Crude Oil	0.0	0.0	-	0.0	2.3	(100.0%)
Natural Gas	0.0	0.0	-	0.0	1.7	(100.0%)
Total Equion*	0.0	0.0	-	0.0	4.0	(100.0%)
Crude Oil	0.0	3.2	(100.0%)	0.3	3.2	(90.6%)
Natural Gas	0.0	0.8	(100.0%)	0.1	0.8	(87.5%)
Total Savia	0.0	4.0	(100.0%)	0.4	4.0	(90.0%)
Crude Oil	10.1	10.4	(2.9%)	10.5	11.2	(6.2%)
Natural Gas	1.8	1.7	5.9%	1.8	1.8	0.0%
Total Ecopetrol America	11.9	12.1	(1.7%)	12.3	13.0	(5.4%)
Crude Oil	16.4	4.0	310.0%	10.2	2.6	292.3%
Natural Gas	4.8	0.8	500.0%	3.6	0.5	600.0%
Total Ecopetrol Permian	21.2	4.8	341.7%	13.8	3.1	345.2%
Crude Oil	517.8	545.0	(5.0%)	520.1	570.9	(8.9%)
Natural Gas	143.1	132.5	8.0%	148.3	135.2	9.7%
Total Ecopetrol Group	660.9	677.5	(2.5%)	668.4	706.1	(5.3%)

*Equión’s production goes up to February 29, 2020, which corresponds to the end date of the Piedemonte partnership agreement. As of March 1, 2020, Ecopetrol incorporates

100% of the production from the Pauto and Floreña fields.

Note: Gross production includes royalties and is prorated according to Ecopetrol's share in each company. Natural gas production includes NGL’s.

In 2Q21, Ecopetrol Group’s production was 661 mboed, of which 591 mboed were attributable to Ecopetrol S.A. and 70 mboed to its Subsidiaries. Gas and NGL’s production reached 143 mboed, with a 21.7% contribution to the total production, in line with the Company's strategy.

Production decreased 2.5% (-16.6 mboed) versus 2Q20, mainly as a result of the public order situation in the country during May and June. It is worth noting the quarterly positive performance of Permian's production, as well as the solution of the operating restrictions associated with water management in the Castilla field, which has allowed its gradual recovery of production (9.7 mboed) at the end of June as compared to the field's production days prior to the opening of the water disposal.

Since the improvement of the public order situation in the country, production has been resuming its growth path, achieving an exit rate of 686 mboed at the end of 2Q21, thus maintaining the estimated production range for the year of between 690 and 700 mboed. The focus to resume this path is oriented to: i) the stabilization of the fields affected by the public order situation, ii) the recovery of the gas sales, iii) the anticipation of incremental activity planned for 2022, and iv) the increase in fluid handling capacity and interventions on wells.

In terms of activity, 88 development wells were drilled and completed in 2Q21, completing 179 in the first half of 2021, with a monthly average occupancy of 17 drilling rigs.

Unconventional Reservoirs in Colombia

At the end of the quarter, the transfer of interest for cross operation with ExxonMobil in the “Special Contract for Research Projects” Kalé and Platero was approved, leaving Ecopetrol as operator of the Comprehensive Research Pilots Projects, with a 62.5% participation interest in Kalé and 37.5% in Platero.

Kalé is progressing with the Environmental Impact Assessment and expects to file the license application with the environmental authority in 3Q21.

12

Recovery Program

The execution of 12 water injection pilots and the air injection pilot in Chichimene continues, as well as the maturity of 17 projects, in order to leverage the analysis in similar fields for their subsequent implementation. At the end of 2Q21, the fields with pilots or projects of secondary and tertiary recovery technologies continue to contribute between 35% and 40% of the Ecopetrol Group's production.

Permian

During 2Q21, the drilling of 26 wells was completed, for a total of 47 new wells drilled during 1H21. Likewise, 31 new wells started production, accumulating a total of 75 wells in production as of 1H21 (22 in 2020 and 53 in 2021). During this period, production reached 21.2 mboed before royalties, and 16.1 mboed net to Ecopetrol after royalties.

The partnership continues to achieve operational efficiencies and setting operational records, such as:

•	Fastest 10,000-ft lateral length drilled well in 8.15 days (versus 9.73 days in 2020) Spud to Rig Release[4]
•	Fastest 12,500-ft lateral length well in 10 days (versus 12.67 days in 2020) Spud to Rig Release
•	Average drilling time per well of 11.6 days (versus 14 days in 2020)
•	Record drilling speed rates in the lateral section of 9,506 ft/day in 2021 (versus 7,625 ft/day in 2020)
•	Completion operations achieved 22.76 hours of pumping per day (versus 19.7 hours in 2020)

Lifting and Dilution Cost

Table 7: Lifting and Dilution Cost - Ecopetrol Group

USD/Bl	2Q 2021	2Q 2020	∆ (%)	6M 2021	6M 2020	∆ (%)	% USD
Lifting Cost*	8.02	6.02	33.2%	7.77	7.10	9.4%	20.8%
Dilution Cost**	4.39	1.34	227.6%	3.94	2.48	58.9%	100.0%

* Calculated based on barrels produced, excluding royalties.

** Calculated based on barrels sold.

Note: The 6M 2020 figure was corrected from 7.12 to 7.10, since the subsidiaries Equión and Savia (which are not consolidated in the calculation) were included.

Lifting Cost

The Lifting cost for 1H21 was 7.77 USD/Bl, an increase of 0.67 USD/Bl versus 1H20, mainly explained by:

Cost Effect (+0.13 USD/Bl):

•	Reactivation of activity, resulting in an increase in the number of well interventions, maintenance, and integrity works.
•	Increase in energy costs, mainly due to higher self-generated energy fees, given the unavailability of energy sources at Termo Ocoa (from November 2020 to date) and of fuels for generation at Termo Morichales (in May and June 2021).
•	Increase in fees for the chemical treatment of fluids, due to the fees adjustments for 2021.

Volume Effect (+0.39 USD/Bl): Lower production as compared to 1H20, mainly due to the operating restrictions associated with water management in Castilla, the public order situation and the increase in the water/oil ratio of some wells, especially in the Chichimene, Akacias, Rubiales and Yariguí fields.

4 Time between the spud date (start of drilling) and the well completion at the time of rig release.

13

Exchange Rate Effect (+0.14 USD/Bl): Lower COP/USD exchange rate by -68.54 when re-expressing costs from COP into USD.

Lifting cost for 2Q21 was 8.02 USD/Bl, an increase of 2.00 USD/Bl as compared to 2Q20, in line with the Plan’s target of a cost below 8.5 USD/Bl.

Dilution Cost

Dilution Cost for 1H21 increased by 1.5 USD/Bl as compared to 1H20, mainly due to: i) higher naphtha prices due to its market price recovery, ii) revaluation of COP against USD and iii) lower naphtha purchase volumes (-4.9 mbd).

Financial Results for the Segment

Table 8: Income Statement - Upstream

Billion (COP)	2Q 2021	2Q 2020	∆ ($)	∆ (%)	6M 2021	6M 2020	∆ ($)	∆ (%)
Total revenue	14,564	6,022	8,542	141.8%	27,781	16,506	11,275	68.3%
Depreciation, amortization and depletion	1,679	1,541	138	9.0%	3,295	3,043	252	8.3%
Variable costs	5,324	3,427	1,897	55.4%	10,551	8,476	2,075	24.5%
Fixed costs	2,294	2,171	123	5.7%	4,370	4,556	(186)	(4.1%)
Total cost of sales	9,297	7,139	2,158	30.2%	18,216	16,075	2,141	13.3%
Gross income	5,267	(1,117)	6,384	571.5%	9,565	431	9,134	2,119.3%
Operating (net of income) and exploratory expenses	944	(526)	1,470	279.5%	1,647	104	1,543	1,483.7%
Operating income	4,323	(591)	4,914	831.5%	7,918	327	7,591	2,321.4%
Financial result, net	(493)	(371)	(122)	32.9%	(985)	(521)	(464)	89.1%
Share of profit of companies	7	38	(31)	(81.6%)	13	(14)	27	192.9%
Income before income tax	3,837	(924)	4,761	515.3%	6,946	(208)	7,154	3,439.4%
Provision for income tax	(1,178)	302	(1,480)	490.1%	(2,155)	103	(2,258)	2,192.2%
Consolidated net income	2,659	(622)	3,281	527.5%	4,791	(105)	4,896	4,662.9%
Non-controlling interest	21	20	1	5.0%	42	41	1	2.4%
Net income attributable to owners of Ecopetrol before impairment	2,680	(602)	3,282	545.2%	4,833	(64)	4,897	7,651.6%
(Expense) income from impairment of long-term assets	0	0	0	-	0	(518)	518	100.0%
Deferred tax on impairment	0	0	0	-	0	151	(151)	100.0%
Net income attributable to owners of Ecopetrol	2,680	(602)	3,282	545.2%	4,833	(431)	5,264	1,221.3%

EBITDA	6,168	(278)	6,446	2,318.7%	11,510	2,206	9,304	421.8%
EBITDA Margin	42.4%	(4.6%)	-	47.0%	41.4%	13.4%	-	28.0%

Revenues for 2Q21 and 1H21 increased as compared to 2Q20 and 1H20 respectively, supported mainly by higher Brent oil prices and improved crude oil spreads, partially offset by lower sales volume due to lower production and the impact of the public order situation.

Cost of sales for 2Q21 and 1H21 increased as compared to 2Q20 and 1H20 respectively, due to:

•	Higher cost of purchases due to strengthening crude oil prices, partially offset by the decrease in the volume of purchases from the ANH and diluent.
•	Higher maintenance costs due to an increase in the number of well interventions and surface maintenance activities.
•	Higher inventory valuation associated with the recovery of international prices in 2Q21.
•	Lower transportation cost associated with the decrease in production and higher participation of light and medium crude oil of the Ocensa System blend.

Operating expenses (net of income) for 2Q21 and 1H21 increased as compared to 2Q20 and 1H20 respectively, mainly due to:

14

•	Recognition of provision associated with public work contribution processes.
•	Recognition of unsuccessful wells (Moyote-1 in Mexico, Aguas Blancas 11 and 24 in Ecopetrol S.A).
•	Assets deregistration that were recognized as projects in progress within the asset portfolio, due to the completion of economic feasibility studies.
•	Lower expenses for the voluntary retirement plan recognition.

Net financial expense (non-operating) for 2Q21 and 1H21 increased as compared to 2Q20 and 1H20 respectively, mainly due to: i) higher interest associated with the increase in indebtedness, ii) lower income from valuation and yields on the investment portfolio, and iii) the effect of the exchange rate due to the devaluation of the COP against the USD.

2.	MIDSTREAM

Table 9: Volumes Transported - Ecopetrol Group

mbd	2Q 2021	2Q 2020	∆ (%)	6M 2021	6M 2020	∆ (%)
Crude Oil	704.0	756.4	(6.9%)	718.5	814.6	(11.8%)
Products	255.9	170.1	50.4%	265.1	216.7	22.3%
Total	959.9	926.5	3.6%	983.6	1,031.3	(4.6%)

Note: Reported volumes subject to adjustments in volumetric quality compensation (CVC), associated to official volumetric balances

Crudes: In 2Q21, volumes transported decreased 6.9% as compared to 2Q20, as a result of a lower production in the country, mainly in the Llanos region, as well as the public order situation in May and June. It is worth mentioning the increased evacuation in the corridors that connect with the Barrancabermeja refinery (Vasconia - Galán and Ayacucho - Galán; +69.7 mbod versus 2Q20), which resulted in a decrease of 118.8 mbod in evacuation to Coveñas versus 2Q20. Approximately 82.7% of the crude oil volume transported is owned by the Ecopetrol Group.

During 2Q21 there were 6 attacks on oil pipelines caused by third parties, a decrease of 57.1% as compared to 2Q20. In 1H21, 18 attacks were recorded, 43.8% less than 1H20. It should be noted that at the end of the quarter, 19 consecutive months were completed without contingent cycles for the Bicentenario pipeline.

In 2Q21, the intervention of illegal valves for crude oil decreased by 34.1% and for refined products increased by 75.0%, for a total of 221 illegal valves in the quarter. In 1H21, 451 illegal valves were recorded, which represented a 28.9% decrease in crude oil and a 34.3% increase in refined products as compared to 1H20.

Refined Products: In 2Q21 and 1H21 the volumes of refined products transported increased by 50.4% and 22.3% as compared to 2Q20 and 1H20 respectively, mainly due to the effect of the measures adopted to face the pandemic in 2020. However, due to the public order situation in the country, during the months of May and June 2021 it was necessary to intermittently suspend pumping in some systems. Approximately 30.9% of the volume transported through multipurpose pipelines corresponded to Ecopetrol products.

Inauguration of New TLU-2 Marine Platform at Coveñas Terminal: On April 27, the new TLU-2 marine platform was inaugurated at the Coveñas terminal, the country's main crude oil export port. This vessel loading unit is one of the main offshore projects developed in the country, becoming one of the most important investments in Colombia's hydrocarbon transportation infrastructure. The project required two years of preliminary work and investments close to USD 49 million.

15

Cost per Barrel Transported

Table 10: Cost per Barrel Transported - Ecopetrol Group

USD/Bl	2Q 2021	2Q 2020	∆ (%)	6M 2021	6M 2020	∆ (%)	% USD
Cost per Barrel Transported	2.84	3.04	(6.6%)	2.91	2.97	(2.0%)	16.0%

Cost per barrel transported decreased by 0.06 USD/Bl in 1H21 versus 1H20, mainly due to:

Cost Effect (-0.27 USD/Bl): Decrease in the variable cost primarily due to a reduction in the consumption of materials, supplies and energy, given the lower volumes transported. Additionally, lower depreciation expense was recorded due to the change at the end of 2020 in the useful life of Los Llanos Pipeline and Bicentenario Pipeline.

Volume Effect (+0.15 USD/Bl): Higher cost per barrel due to lower volume transported, from 1,031.3 mbd in 1H20 to 983.6 mbd in 1H21, due to lower domestic production; partially offset by higher volume of products due to the recovery of gasoline and diesel’s demand in the country.

Exchange Rate Effect (+0.06 USD/Bl): Lower COP/USD exchange rate by -68.54 COP/USD when re-expressing costs from COP into USD.

Cost per barrel transported decreased by 0.20 USD/Bl in 2Q21 versus 2Q20, as a result of the aforementioned.

Financial Results for the Segment

Table 11: Income Statement – Midstream

Billion (COP)	2Q 2021	2Q 2020	∆ ($)	∆ (%)	6M 2021	6M 2020	∆ ($)	∆ (%)
Total revenue	2,819	2,962	(143)	(4.8%)	5,627	6,147	(520)	(8.5%)
Depreciation, amortization and depletion	291	319	(28)	(8.8%)	577	636	(59)	(9.3%)
Variable costs	103	122	(19)	(15.6%)	236	297	(61)	(20.5%)
Fixed costs	344	351	(7)	(2.0%)	704	751	(47)	(6.3%)
Total cost of sales	738	792	(54)	(6.8%)	1,517	1,684	(167)	(9.9%)
Gross income	2,081	2,170	(89)	(4.1%)	4,110	4,463	(353)	(7.9%)
Operating expenses (net of income)	157	188	(31)	(16.5%)	341	359	(18)	(5.0%)
Operating income	1,924	1,982	(58)	(2.9%)	3,769	4,104	(335)	(8.2%)
Financial result, net	(29)	(160)	131	(81.9%)	110	438	(328)	(74.9%)
Share of profit of companies	0	(3)	3	100.0%	0	(2)	2	100.0%
Income before income tax	1,895	1,819	76	4.2%	3,879	4,540	(661)	(14.6%)
Provision for income tax	(585)	(578)	(7)	1.2%	(1,177)	(1,394)	217	(15.6%)
Consolidated net income	1,310	1,241	69	5.6%	2,702	3,146	(444)	(14.1%)
Non-controlling interest	(270)	(270)	0	0.0%	(541)	(601)	60	(10.0%)
Net income attributable to owners of Ecopetrol before impairment	1,040	971	69	7.1%	2,161	2,545	(384)	(15.1%)
(Expense) income from impairment of long-term assets	0	3	(3)	100.0%	1	3	(2)	(66.7%)
Deferred tax of impairment	0	(1)	1	100.0%	0	(1)	1	100.0%
Net income attributable to owners of Ecopetrol	1,040	973	67	6.9%	2,162	2,547	(385)	(15.1%)

EBITDA	2,272	2,327	(55)	(2.4%)	4,459	4,817	(358)	(7.4%)
EBITDA Margin	80.6%	78.6%	-	2.0%	79.2%	78.4%	-	0.8%

Revenues for 2Q21 and 1H21 decreased as compared to 2Q20 and 1H20, respectively, mainly due to the net effect of: i) lower crude volumes transported due to the decrease in production from Ecopetrol and the country, as well as the public order situation recorded in 2Q21 and ii) lower average exchange rate; partially offset by iii) the increase in volumes transported of refined products due to the recovery of demand throughout 2021.

Cost of sales for 2Q21 and 1H21 decreased as compared to 2Q20 and 1H20, respectively, mainly as a result of: i) lower depreciation expense due to the extension of the useful lives of the Bicentenario and Los Llanos pipelines, ii) a decrease in variable costs of materials due to lower volumes transported, iii) rescheduling of maintenance activities and iv) the entry of the new operating model of the segment.

Operating expenses (net of income) for 2Q21 and 1H21 decreased as compared to 2Q20 and 1H20, respectively, mainly due to lower expenses associated with emergency services, given lower damages to infrastructure caused by third parties.

Net financial result (non-operating) for 2Q21 as compared to 2Q20 reflects a lower expense, mainly due to the settlement of exchange rate hedges in 2020.

16

3.	DOWNSTREAM

In 2Q21, the positive trend in results observed in 1Q21 accentuated, mainly as a result of: i) the stability of operations, explained by the availability of the plants as scheduled, ii) the contingency plans adopted to mitigate the negative impact of the public order situation in the country, iii) the leverage on market opportunities, and iv) the strong performance of Esenttia and the Barrancabermeja refinery.

In 2Q21 the refineries achieved a consolidated throughput of 360.4 mbd and an integrated gross margin of 9.5 USD/Bl, as compared to a throughput of 254.6 mbd and an integrated gross margin of 6.2 USD/Bl in 2Q20.

Cartagena Refinery

Table 12: Throughput, Utilization Factor, Production and Refining Margin

- Cartagena Refinery

Cartagena Refinery	2Q 2021	2Q 2020	∆ (%)	6M 2021	6M 2020	∆ (%)
Throughput* (mbd)	144.4	116.8	23.6%	143.8	131.6	9.3%
Utilization Factor (%)	83.2%	65.1%	27.8%	79.0%	66.9%	18.0%
Production (mbd)	137.8	110.8	24.4%	138.5	124.4	11.3%
Gross Margin (USD/Bl)	7.0	5.4	29.6%	7.5	7.3	2.7%

*Corresponds to effective throughput volumes, not volumes received

In 2Q21, the execution of the first scheduled cycle of major maintenances was completed, which restricted the throughput of the Cracking and Alkylation units, and affected the gross refining margin, from 8.1 USD/Bl in 1Q21 to 7.0 USD/Bl in 2Q21. The Cartagena refinery was just slightly affected by the public order situation in Colombia, since its operating model and logistic position allowed it to increase the diesel and gasoline exports. The recovery of throughput and margin in 2Q21 versus 2Q20 stands out, the latter being the period most impacted by the pandemic in 2020.

Barrancabermeja Refinery

Table 12: Throughput, Utilization Factor, Production and Refining Margin

- Barrancabermeja Refinery

Barrancabermeja Refinery	2Q 2021	2Q 2020	∆ (%)	6M 2021	6M 2020	∆ (%)
Throughput* (mbd)	216.0	137.7	56.9%	216.4	168.4	28.5%
Utilization Factor (%)	82.2%	49.3%	66.7%	83.6%	61.9%	35.1%
Production (mbd)	220.1	140.3	56.9%	220.5	171.2	28.8%
Gross Margin (USD/Bl)	11.2	6.8	64.7%	11.3	8.6	31.4%

*Corresponds to effective throughput volumes, not volumes received

During 2Q21, the refinery’s operating performance was stable, in line with the local demand environment. The refinery's throughput and gross margin in double digits remained versus 1Q21 (216.9 mbd and 11.5 USD/Bl, respectively), even with the public order situation in the country, which resulted in a decrease in product demand in May and lower availability of domestic crude in June (production normalization). It is highlighted the recovery of throughput and margin in 2Q21 and 1H21 versus 2Q20 and 1H20, respectively, explained by the recovery of product’s demand in Colombia.

Esenttia

In 2Q21 historical financial results were achieved, leveraged on a commercial strategy that allowed to capture in margin the price increase of Polypropylene (PP) and to contractually manage lower raw material costs. In addition, it is important to highlight:

17

•	Monthly (USD 22.5 million in April) and quarterly (USD 57.4 million) EBITDA record, the highest ever recorded by the company. The 2Q21 EBITDA is 145% higher than the quarterly average of the last 4 years.
•	The Polypropylene margin presented historical levels in April (539 USD/Ton), 134% above the monthly average of the last 4 years.
•	The EBITDA of the Splitter unit (Production of Polymer Grade Polypropylene -PGP- from Refinery Grade Polypropylene -RGP-) recorded its high in June (USD 9.5 million), leveraged by the highest PGP - RGP spreads since 2015 (53.4 cents per pound in May), due to the wide availability of RGP in the market. This EBITDA is 137% higher than the monthly average over the last 4 years.

Invercolsa

Invercolsa recorded positive financial results, mainly as a result of higher dividends received from investments in non-controlled companies, higher installations and higher gas sales volumes.

Refining Cash Cost

Table 14: Refining Cash Cost*

USD/Bl	2Q 2021	2Q 2020	∆ (%)	6M 2021	6M 2020	∆ (%)	% USD
Refining Cash Cost	4.50	5.82	(22.7%)	4.38	5.05	(13.3%)	12.6%

*Includes Barrancabermeja and Cartagena refineries, and Esenttia

Refining cash cost decreased 0.67 USD/Bl in 1H21 versus 1H20, mainly explained by:

Cost and Volume Effect (-0.75 USD/Bl): Higher crude oil throughput at the Barrancabermeja refinery (+48 mbd) and at the Cartagena refinery (+12 mbd), due to the increase in demand.

Exchange Rate Effect (+0.08 USD/Bl):  Lower COP/USD exchange rate by -68.54 COP/USD when re-expressing costs from COP into USD.

Refining cash cost decreased by 1.32 USD/Bl in 2Q21 versus 2Q20, due to the aforementioned.

18

Financial Results for the Segment

Table 15: Income Statement – Downstream

Billion (COP)	2Q 2021	2Q 2020	∆ ($)	∆ (%)	6M 2021	6M 2020	∆ ($)	∆ (%)
Total revenue	11,465	4,106	7,359	179.2%	21,146	12,394	8,752	70.6%
Depreciation, amortization and depletion	358	376	(18)	(4.8%)	694	709	(15)	(2.1%)
Variable costs	9,800	3,503	6,297	179.8%	18,281	10,820	7,461	69.0%
Fixed costs	581	397	184	46.3%	1,015	979	36	3.7%
Total cost of sales	10,739	4,276	6,463	151.1%	19,990	12,508	7,482	59.8%
Gross income	726	(170)	896	527.1%	1,156	(114)	1,270	1,114.0%
Operating expenses	426	397	29	7.3%	791	787	4	0.5%
Operating income (loss)	300	(567)	867	152.9%	365	(901)	1,266	140.5%
Financial result, net	(303)	(68)	(235)	345.6%	(594)	(1,182)	588	(49.7%)
Share of profit of companies	55	42	13	31.0%	102	93	9	9.7%
Loss before income tax	52	(593)	645	108.8%	(127)	(1,990)	1,863	(93.6%)
Provision for income tax	(5)	273	(278)	101.8%	29	658	(629)	(95.6%)
Consolidated net income	47	(320)	367	114.7%	(98)	(1,332)	1,234	(92.6%)
Non-controlling interest	(45)	(27)	(18)	66.7%	(87)	(64)	(23)	35.9%
Net income attributable to owners of Ecopetrol before impairment	2	(347)	349	100.6%	(185)	(1,396)	1,211	(86.7%)
(Expense) income from impairment of long-term assets	1	1	0	0.0%	2	(689)	691	100.3%
Deferred tax of impairment	0	0	0	-	(1)	127	(128)	100.8%
Net income attributable to owners of Ecopetrol	3	(346)	349	100.9%	(184)	(1,958)	1,774	(90.6%)

EBITDA	979	(53)	1,032	1,947.2%	1,632	230	1,402	609.6%
EBITDA Margin	8.5%	-1.3%	-	9.8%	7.7%	1.9%	-	5.8%

Revenues for 2Q21 and 1H21 increased as compared to 2Q20 and 1H20 respectively, primarily due to: i) the recovery in product spreads due to market factors, mainly in gasoline, middle distillates and petrochemicals, and ii) the stabilization of demand despite the effects of the public order situation, particularly during May and June. Esenttia's performance was strong, with record polypropylene margins and good sales results. In addition, Invercolsa's revenues increased due to higher natural gas sales and installations, despite the effects of the public order situation in May.

Cost of sales for 2Q21 and 1H21 increased as compared to 2Q20 and 1H20 respectively, mainly due to: i) a higher volume of crude oil throughput at both refineries, ii) higher prices of the refineries' crude oil feedstock, and iii) a higher volume and price of product imports, mainly diesel and gasoline. This increase was partially offset by the accumulation of inventories of products in process due to unit’s maintenance at the Cartagena refinery.

Operating expenses (net of income) for 2Q21 and 1H21 increased as compared to 2Q20 and 1H20 respectively, mainly due to i) the effect of the maintenance cycle at the Cartagena refinery and ii) higher commercialization expenses due the increase in demand.

Net financial result (non-operating) for 1H21 versus 1H20 reflects a lower expense, as a consequence of the effect of the revaluation of the COP against the USD and its effect on the segment's net liability position in USD. Higher financial expense between 2Q21 and 2Q20, due to the marked revaluation of the COP against USD in the closing rate as of 2Q20 and the segment's net liability position in USD.

19

III. Environment, Social, Corporate Governance and Technology (TESG)

Renewable Energies

Construction of the San Fernando solar park continued progressing, highlighting the arrival of 18 MW panels in July. Modular operation (sequentially) is expected to start in September 2021. The project is currently 75% complete (as compared to 46% in 1Q21), creating 481 jobs at the worksite, of which 180 are women.

In the solar energy projects for 45 MW in Huila, Magdalena Medio and Meta, the preparation of the allocation under PPA schemes was completed and the bidding process was published in June. Business offerings are expected for the beginning of August.

Regarding wind power generation prospects, contracts were awarded for measurements in Araguaney (Casanare) and Huila. Wind measurements are also progressing in the Casablanca parcel, adjacent to the Cartagena refinery.

The 21 MW Castilla solar park remains operational, achieving savings of more than COP 5.9 billion (USD 1.6 million) to date, and a reduction in CO2 emissions exceeding 16,000 tons.

Regarding the 64 MW Rubiales solar park, Ecopetrol shared the project teaser with potential partners on July 15, 2021. The partner for the development of the project is expected to be chosen during September and October .

Finally, the design of the renewable hydrogen strategy is progressing on different fronts: (i) in the 50 kW electrolytic hydrogen pilot, progress was made in the experimental design and construction of the electrolyzer, whose pilot will be commissioned in 2022, initially at the Cartagena refinery, and subsequently transferred for final operation to the Colombian Petroleum Institute (ICP for its Spanish acronym); ii) closure of the partner relationship stage, with the participation of 80 organizations that have shown interest in working together with Ecopetrol; iii) identification of potential renewable hydrogen markets of interest to Ecopetrol and the beginning of the assessment of potential business cases; and iv) active participation in the construction of the country's roadmap, led by the Ministry of Mines and Energy.

Integrated Water Management

During 2Q21, Ecopetrol S.A. [5] reused 27 million cubic meters of water (1.9 million barrels per day), which means that the company stopped capturing and disposing this volume to water sources, thus reducing pressure on water resources. This volume represents an increase of 36% with respect to 2Q20 and is equivalent to 72% of the total water required to operate.

Similarly, 546 thousand cubic meters of treated production water from the Castilla Field (37.8 thousand barrels per day) were reused in agricultural and livestock activities in the Agroenergy Sustainability Area (ASA) in the Municipality of Acacias, where Ecopetrol began direct operation in mid-June 2021 (it was previously under the operation of Agrosavia). This represents a decrease of 30% with respect to 2Q20, due to the execution of hydraulic and hydrostatic tests performed on the sprinkler irrigation system to ensure the correct operation of the semi-automatic reuse water system.

Regarding the preventive disposing measure of the Acacías Station on the Guayuriba River, Cormacarena ordered the provisional lifting on June 11, 2021. Ecopetrol deployed the necessary technical verifications and actions to securely reactivate the disposing, complying with quality criteria, guaranteeing the wells integrity and related infrastructure, towards improving parameters associated with hydrocarbon industry in more restrictive concentrations than those allowed by national regulations, in order to minimize effects on the river.

Climate Change

During 2Q21, the third-party verification audit of the Greenhouse Gas Inventory for the period 2017-2020 began, which will be performed by Ruby Canyon Engineering Company, and whose results are expected for 4Q21.

Biodiversity

Regarding the national initiative "Sembrar Nos Une", the Ecopetrol Group has contributed 2,762,032 trees sown during the first half 2021, which is equivalent to 68% compliance with the target established by the Ecopetrol Group for the year (4,000,000 trees).

5 Includes the Cartagena Refinery

20

Air Quality

As part of the environmental commitment to the production of clean fuels, Ecopetrol has continued to make progress in complying with the new Fuel Quality Resolution 40103 of April 2021, issued by the Ministry of Mines and the Ministry of Environment, which defined the sulfur component at 20 parts per million (ppm) for diesel and 100 ppm for gasoline, starting May 1, 2021.

At the end of June, Ecopetrol delivered diesel with an average sulfur content of 18 ppm for the whole country and gasoline with an average sulfur content of 73 ppm. These levels widely meet the required quality according to the national regulations and place these fuels within the highest international standards.

Comprehensive Research Pilot Projects (PPII)

During the second quarter of the year and within the development of the Environmental Impact Assessment for the Kalé Comprehensive Research Pilot Project for Unconventional Hydrocarbons, the second phase for the application of participation guidelines was carried out, with the purpose of sharing with the communities the description and scope of the project. These meetings, held between May 19 and June 28, 2021, were attended by 332 people. By the 4Q21, the Environmental Impact Assessment is expected to be filed before the National Environmental Licensing Authority (ANLA for its Spanish acronym).

Likewise, during this quarter, the Company completed the Human Rights risk analysis for the Kalé project for which the prevention and mitigation plan for identified risks was defined, to be incorporated into Ecopetrol's Integration Strategy.

In line with our commitment to establish a direct and permanent dialogue with the local authorities and communities of the territories in which we are present and in accordance with the provisions of Decree 328 of 2020 that regulates the pilot projects, on July 8, 2021 the first Platero territorial dialogue was held in the municipality of Puerto Wilches, Santander, with the participation of the Ministry of Mines and Energy, the National Hydrocarbons Agency (ANH for its Spanish Acronym), the Municipality, Ecopetrol, ExxonMobil, community representatives, among others.

Social and Environmental Investment

The Ecopetrol Group allocated resources for Social, Environmental and Relationship Investment in projects and initiatives of the Sustainable Development Portfolio within the framework of the Ecopetrol Environment Strategy for COP 150,409 million as of 1H21. This value includes strategic and mandatory investments.

Furthermore, the allocation of 6 new projects through the Tax Project Initiative (Obras por Impuestos) for the taxable year 2020 to the Ecopetrol Group for COP 63,189 million, which will benefit more than 50,000 habitants with improvement of roads and technological equipment for schools. The Company consolidates as the group with the largest allocation of this mechanism in the country (43% participation compared to the national total), with COP 408,411 million between 2017 and 2020, with 44[6] projects in 14 departments of the country.

“Apoyo País” Initiative to Support COVID-19 Pandemic

During 2Q21, resources to the “Apoyo País” 2020 program in support of the COVID-19 pandemic continued, for COP 4,000 million, mainly focused on the delivery of: 1,600 masks to the municipalities of Puerto Salgar, Villeta, La Dorada and Coello in the Andean region; 8 medical equipments in the Department of Meta in the Orinoquía region and 750 oxygen supplies in the municipality of Uribia in the Caribbean region, support for the National Government's project “Torre Central” and the closing of agreements to strengthen health institution.

Regarding resources to the “Apoyo País” 2021 program, COP 5,815 million have been executed as of 1H21, in the development of 10 projects. Out of this value, COP 5,511 million correspond to investments of the Sustainable Development Portfolio and COP 304 million to the maturity of the Providencia Solar Park project. Since the beginning of the pandemic, close to COP 84,000 million in aid have been invested.

6 Includes two projects assigned by agreement model, pending subscription.

21

Health

During 2Q21, the Ecopetrol Group joined the Companies for Vaccination program of the National Association of Colombian Entrepreneurs (ANDI for its Spanish acronym), which allowed the acquisition of around 26,000 doses of Sinovac vaccine for the immunization of all the Group’s employees, their families and allies. As of July 31, 2021, more than 3,400 employees of the Ecopetrol Group were vaccinated with the first dose.

It should be noted that, to date, about 40% of the Ecopetrol Group employees have completed their immunization through this program and the National Vaccination Plan.

Communities and Environment

During the quarter, the implementation of a new multi-stakeholder relationship scheme with the Alto Unuma Meta Reservation, called "Trust Generation Process" took place, under the supervision of the Ministry of the Interior, which allowed to transform conflict situations into opportunities to consolidate in the long term. This has contributed to the non-materialization of any de facto actions by the reservation towards Ecopetrol.

During the public order situation, a constant relationship was maintained with the National Government, mainly with the Ministry of the Interior and the Ministry of Mines and Energy, with the purpose of ensuring their accompaniment and mediation in some situations of conflict with Ecopetrol's activities in the regions.

Corporate Responsibility

In 2Q21, Ecopetrol reported again to the S&P Global’ Corporate Sustainability Assessment to formalize its interest in participating in the Dow Jones Sustainability Index (DJSI). The index results are expected in November.

Furthermore, in May, the first Index Content that responds to the Stakeholder Capitalism Metrics of the World Economic Forum (WEF) and the International Business Council (IBC) was published on the Company's website. Within this context, Ecopetrol intends to continue advancing in the management, measurement, and disclosure of its environmental, social and governance (ESG) topics, with material information for investors, among other stakeholders.

Corporate Governance

During 2Q21 the following policies and procedures were approved for the succession of the Company’s government bodies:

•	Ecopetrol Board of Directors Succession Policy Update.
•	Ecopetrol's CEO's Succession Policy Update.

Furthermore, Ecopetrol's Board of Directors confirmed Luis Guillermo Echeverri as its Chairman and Carlos Gustavo Cano as its Vice President. Moreover, the Board of Directors approved the restructuring of four of the seven Support Committees, thus: i) Compensation, Nomination and Culture Committee; ii) Technology and Innovation Committee; iii) Corporate Governance and Sustainability Committee; and iv) HSE (Health, Safety and Environment) Committee. The role of these Committees contributes to the best performance of the Board of Directors and its functions.

Considering diversity and gender criteria, as well as under the strict principle of meritocracy, Ecopetrol appointed Elsa Janneth Jaimes as Exploration Vice-president. The geologist has more than 29 years of professional experience in national and international companies that are part of the Group, such as Ecopetrol S.A. and Hocol S.A.

22

Technology

During the first half of 2021, digital transformation continued with the implementation of projects that have allowed to capture and certify benefits resulting from the impact on the Company’s processes and operations for USD 20.5 million, with a 120% compliance of the target set for the first half of the year. The following projects stand out: i) integrated fields, whose objective is to maximize profitability through increased production, ii) gross refining margin, which allows real time visualization of the main operational variables that have an economic impact on the margin of the Cartagena and Barrancabermeja refineries, iii) petrotechnical database to contribute the increase on efficiency of the Ecopetrol Group's exploratory cycle, and initiatives developed by Campo D (digital factory).

The design of the cybernetic risk management model based on practices such as Zero Trust and Military Grade was initiated. In addition, digital identity was integrated at Group level and progress was made in the management of confidential information protection.

IV. Inorganic Growth

Potential Acquisition of 51.4% of ISA’s Stake

On June 23, 2021, Ecopetrol informed that the Exclusivity Agreement signed with the Ministry of Finance and Public Credit ("MHCP", Ministerio de Hacienda y Crédito Público) on February 12, 2021 in connection with Ecopetrol’s potential acquisition of MHCP’s 51.4% stake in Interconexión Eléctrica S.A. (“ISA”), has been extended until August 31, 2021.

Moreover, the Company informed the MHCP of its decision of not condition the closing of ISA’s potential acquisition to a potential equity offering. This decision relies on the favorable evolution of the financial situation of Ecopetrol Group, which provides the flexibility to achieve the closing of the ISA transaction through a credit facility with international banks and aligned with the leverage parameters established in the Company's business plan. The disbursement of such credit facility would be subject to the closing of the ISA transaction. Notwithstanding the above, the Company will continue working on structural financing initiatives for the energy transition strategy, which may include equity and/or medium and long-term debt financing opportunities, under favorable market conditions.

On July 28, 2021, Ecopetrol filed a statement in opposition to the preliminary injunctive relief requested within a public action (acción popular) to which it was named as defendant by means of a judicial order notified on July 21, 2021. The public action is being processed by the First Section of the Administrative Court of Cundinamarca and was filed by Fundación Defensa de la Información Legal y Oportunidad – Dilo Colombia. The claimant is requesting the Court to issue a preliminary injunctive relief measure to cause the MHCP and Ecopetrol "... to refrain from continuing the process to sell the Nation's share ownership in ISA to Ecopetrol ...”. Ecopetrol opposes to the injunctive relief on the grounds that the claim has no legal basis and highlights that the potential transaction is allowed by Colombian legislation, maximizes benefits to the Nation and to Ecopetrol, and does not threaten or violate any of the collective rights invoked by the claimant, consequently the Company will continue to defend the legality of the potential ISA transaction in all stages of the judicial process described herein.

Ecopetrol announced to the market that, after receiving authorization from the Board of Directors, the Company presented a binding offer on July 30, 2021. The conditions of the offer are reserved due to the confidentiality agreement that we signed with the MHCP. Ecopetrol will inform the market as soon as receiving a formal response from de Ministry.

23

V. Results Presentation

Ecopetrol’s management will hold two online presentations to review the second quarter of 2021 results:

Spanish English

August 4th, 2021 August 4th, 2021

08:00 a.m. Colombian Time 10:00 a.m. Colombian Time

09:00 a.m. Nueva York Time 11:00 a.m. Nueva York Time

To access the webcast, the following links will be available:

Spanish: https://onlinexperiences.com/Launch/QReg/ShowUUID=CC1A10C7-A06F-4FFE-9EF5-54E1F210A5CB&LangLocaleID=1034

English: https://onlinexperiences.com/Launch/QReg/ShowUUID=CE16493C-75AC-497B-9107-C6B9D7AA5ACD

There will be a Q&A session at the end of the presentation. To ask a question, you will have to access through the telephone lines specified in the following link: http://web.meetme.net/r.aspx?p=12&a=UmAyGlMHUNOdop

Please check that your browser allows for the normal operation of the online presentation. We recommend the latest versions of Internet Explorer, Google Chrome and Mozilla Firefox.

The report on the results, the presentation, the webcast and a replay of the conference will be available on

Ecopetrol's website: www.ecopetrol.com.co.

Contact Information:

Head of Capital Markets (A)

Lina María Contreras Mora

Phone: + 571-234-5190 - Email: investors@ecopetrol.com.co

Media Engagement (A) (Colombia)

Alexandra Santamaría Molano

Teléfono: +571-234-4329 - Email: alexandra.santamaria@ecopetrol.com.co

24

Ecopetrol Group Appendices

Table 1: Income Statement - Ecopetrol Group

Billion (COP)	2Q 2021	2Q 2020	∆ (%)	6M 2021	6M 2020	∆ (%)
Revenue
Local	9,336	4,010	132.8%	17,951	11,901	50.8%
Export	10,108	4,432	128.1%	18,699	11,613	61.0%
Total revenue	19,444	8,442	130.3%	36,650	23,514	55.9%
Cost of sales
Depreciation, amortization and depletion	2,328	2,236	4.1%	4,566	4,388	4.1%
Variable depreciation, amortization and depletion	1,600	1,491	7.3%	3,170	2,946	7.6%
Fixed cost depreciation	728	745	(2.3%)	1,396	1,442	(3.2%)
Variable costs	6,761	3,570	89.4%	12,999	10,266	26.6%
Imported products	3,030	913	231.9%	6,227	4,128	50.8%
Local purchases	3,590	967	271.3%	6,732	3,295	104.3%
Hydrocarbon transportation services	220	226	(2.7%)	449	436	3.0%
Inventories and others	(79)	1,464	105.4%	(409)	2,407	117.0%
Fixed costs	2,342	1,810	29.4%	4,378	4,249	3.0%
Contracted services	734	586	25.3%	1,367	1,370	(0.2%)
Maintenance	572	414	38.2%	1,075	1,006	6.9%
Labor costs	587	581	1.0%	1,145	1,181	(3.0%)
Other	449	229	96.1%	791	692	14.3%
Total cost of sales	11,431	7,616	50.1%	21,943	18,903	16.1%
Gross income	8,013	826	870.1%	14,707	4,611	219.0%
Operating expenses	1,458	2	72,800.0%	2,640	1,081	144.2%
Administration expenses	1,391	(138)	1,108.0%	2,405	903	166.3%
Exploration and projects expenses	67	140	(52.1%)	235	178	32.0%
Operating income	6,555	824	695.5%	12,067	3,530	241.8%
Finance result, net	(831)	(599)	38.7%	(1,484)	(1,265)	17.3%
Foreign exchange, net	(17)	46	137.0%	104	33	215.2%
Interest, net	(563)	(562)	0.2%	(1,098)	(959)	14.5%
Financial income/loss	(251)	(83)	202.4%	(490)	(339)	44.5%
Share of profit of companies	62	77	(19.5%)	115	77	49.4%
Income before income tax	5,786	302	1,815.9%	10,698	2,342	356.8%
Income tax	(1,768)	(3)	58,833.3%	(3,303)	(633)	421.8%
Net income consolidated	4,018	299	1,243.8%	7,395	1,709	332.7%
Non-controlling interest	(295)	(277)	6.5%	(587)	(624)	(5.9%)
Net income attributable to owners of Ecopetrol before impairment	3,723	22	16,822.7%	6,808	1,085	527.5%
(Expense) recovery for impairment long-term assets	1	4	(75.0%)	3	(1,204)	100.2%
Deferred tax of impairment	0	(1)	100.0%	(1)	277	100.4%
Net income attributable to owners of Ecopetrol	3,724	25	14,796.0%	6,810	158	4,210.1%

EBITDA	9,428	1,996	372.3%	17,615	7,253	142.9%
EBITDA margin	48.5%	23.6%	24.9%	48.1%	30.8%	17.3%

25

Table 2: Statement of Financial Position - Ecopetrol Group

Billion (COP)	June 30, 2021	March 31, 2021	∆ (%)
Current assets
Cash and cash equivalents	5,022	6,688	(24.9%)
Trade and other receivables	9,540	7,005	36.2%
Inventories	7,177	6,408	12.0%
Current tax assets	5,565	4,591	21.2%
Other financial assets	206	506	(59.3%)
Other assets	1,707	1,827	(6.6%)
	29,217	27,025	8.1%
Non-current assets held for sale	53	51	3.9%
Total current assets	29,270	27,076	8.1%

Non-current assets
Investments in associates and joint ventures	3,312	3,173	4.4%
Trade and other receivables	738	774	(4.7%)
Property, plant and equipment	69,380	68,431	1.4%
Natural and environmental resources	33,236	32,768	1.4%
Assets by right of use	353	348	1.4%
Intangibles	588	564	4.3%
Deferred tax assets	10,699	10,462	2.3%
Other financial assets	1,192	887	34.4%
Other assets	2,486	2,450	1.5%
Total non-current assets	121,984	119,857	1.8%

Total assets	151,254	146,933	2.9%

Current liabilities
Loans and borrowings	5,323	5,207	2.2%
Trade and other payables	9,760	9,738	0.2%
Provision for employees benefits	1,926	2,123	(9.3%)
Current tax liabilities	701	1,241	(43.5%)
Accrued liabilities and provisions	1,019	1,125	(9.4%)
Other liabilities	568	497	14.3%
Liabilites related to non-current assets held for sell	33	33	0.0%
Total current liabilities	19,330	19,964	(3.2%)

Non-current liabilities
Loans and borrowings	44,737	44,687	0.1%
Trade and other payables	16	16	0.0%
Provision for employees benefits	11,011	10,904	1.0%
Non-current taxes	1,318	1,249	5.5%
Accrued liabilities and provisions	11,635	11,338	2.6%
Other liabilities	612	623	(1.8%)
Total non-current liabilities	69,329	68,817	0.7%

Total liabilities	88,659	88,781	(0.1%)

Equity
Equity attributable to owners of the company	58,841	54,525	7.9%
Non-controlling interests	3,754	3,627	3.5%
Total equity	62,595	58,152	7.6%

Total liabilities and equity	151,254	146,933	2.9%

26

Table 3: Cash Flow Statement - Ecopetrol Group

Billion (COP)	2Q 2021	2Q 2020	6M 2021	6M 2020
Cash flow provided by operating activities
Net income attributable to owners of Ecopetrol S.A.	3,724	25	6,810	158
Adjustments to reconcile net income to cash provided by operating activities
Non-controlling interests	295	277	587	624
Income tax	1,768	4	3,304	356
Depreciation, depletion and amortization	2,396	2,289	4,698	4,519
Foreign exchange (gain) loss	17	(46)	258	(33)
Gain on other comprenhensive Income realized	0	0	(362)	0
Finance costs recognized in profit or loss	838	873	1,630	1,572
Dry wells	38	86	170	100
Loss (gain) on disposal of non-current assets	25	9	17	4
Impairment of current and non-current assets	2	3	15	1,212
Fair value (gain) on financial assets valuation	(3)	(89)	19	(42)
Gain on financial derivatives	10	(88)	10	(88)
Profit on bussiness combinations	0	(1,439)	0	(1,439)
Gain on assets for sale	1	(1)	0	(1)
(Gain) loss on share of profit of associates and joint ventures	(62)	(77)	(115)	(77)
Exchange difference on export hedges and ineffectiveness	83	98	150	225
Others minor items	7	(4)	15	9
Net changes in operating assets and liabilities	(3,524)	(1,369)	(7,488)	(2,790)
Income tax paid	(2,301)	(2,799)	(3,471)	(3,984)
Cash provided by operating activities	3,314	(2,248)	6,247	325

Cash flows from investing activities
Investment in property, plant and equipment	(1,408)	(1,160)	(2,258)	(1,983)
Investment in natural and environmental resources	(1,298)	(1,223)	(2,867)	(3,842)
Payments for intangibles	(45)	(9)	(63)	(20)
Sale of assets held for sale and equity instruments	2	1	0	0
(Purchases) sales of other financial assets	(6)	(3,065)	1,706	(572)
Interest received	44	91	68	180
Dividends received	82	72	82	72
Proceeds from sales of assets	0	1	11	9
Net cash used in investing activities	(2,629)	(5,292)	(3,321)	(6,156)

Cash flows from financing activities
Proceeds (repayment of) from borrowings	(619)	11,184	(681)	11,128
Interest paid	(735)	(591)	(1,213)	(1,055)
Lease Payments	(80)	(91)	(150)	(171)
Dividends paid	(982)	(1,911)	(1,151)	(2,337)
Net cash used in financing activities	(2,416)	8,591	(3,195)	7,565

Exchange difference in cash and cash equivalents	65	(600)	209	438
Net (decrease) increase in cash and cash equivalents	(1,666)	451	(60)	2,172
Cash and cash equivalents at the beginning of the period	6,688	8,797	5,082	7,076
Cash and cash equivalents at the end of the period	5,022	9,248	5,022	9,248

Table 4: EBITDA Reconciliation - Ecopetrol Group

Billion (COP)	2Q 2021	2Q 2020	6M 2021	6M 2020
Net income attributable to the owners of Ecopetrol	3,724	25	6,810	158
(+) Depreciation, amortization and depletion	2,396	2,289	4,698	4,519
(+/-) Impairment of long-term assets	(1)	(4)	(3)	1,204
(+/-) Gain in bussiness combinations	0	(1,439)	0	(1,439)
(+/-) Financial result, net	831	599	1,484	1,265
(+) Income tax	1,768	4	3,304	356
(+) Taxes and others	415	245	735	566
(+/-) Non-controlling interest	295	277	587	624
Consolidated EBITDA	9,428	1,996	17,615	7,253

27

Table 5: Reconciliation of EBITDA by Segment (1Q21)

Billion (COP)	Upstream	Downstream	Midstream	Eliminations	Consolidated
Net income attributable to the owners of Ecopetrol	2,680	3	1,040	1	3,724
(+) Depreciation, amortization and depletion	1,687	405	304	0	2,396
(+/-) Impairment of long-term assets	0	(1)	0	0	(1)
(+/-) Gain in bussiness combinations	0	0	0	0	0
(+/-) Financial result, net	493	303	29	6	831
(+) Income tax	1,178	5	585	0	1,768
(+) Other taxes	151	219	44	1	415
(+/-) Non-controlling interest	(21)	45	270	1	295
Consolidated EBITDA	6,168	979	2,272	9	9,428

Ecopetrol S.A. Appendices

Following are the Income Statements and Statements of Financial Situation of Ecopetrol S.A.

Table 6: Income Statement

Billion (COP)	2Q 2021	2Q 2020	∆ (%)	6M 2021	6M 2020	∆ (%)
Local	9,405	3,761	150.1%	17,770	11,153	59.3%
Exports	7,740	3,410	127.0%	14,610	9,034	61.7%
Total revenue	17,145	7,171	139.1%	32,380	20,187	60.4%
Variable costs	9,039	5,652	59.9%	17,553	14,225	23.4%
Fixed costs	2,856	2,628	8.7%	5,396	5,655	(4.6%)
Total cost of sales	11,895	8,280	43.7%	22,949	19,880	15.4%
Gross income	5,250	(1,109)	(573.4%)	9,431	307	2,972.0%
Operating expenses (net of income)	934	(408)	328.9%	1,517	189	702.6%
Operating income	4,316	(701)	715.7%	7,914	118	6,606.8%
Financial income/loss	(887)	(288)	208.0%	(1,917)	(2,235)	(14.2%)
Share of profit of companies	1,366	706	93.5%	2,670	1,971	35.5%
Income before income tax	4,795	(283)	1,794.3%	8,667	(146)	6,036.3%
Income tax	(1,071)	308	447.7%	(1,857)	637	391.5%
Net income attributable to owners of Ecopetrol	3,724	25	14,796.0%	6,810	491	1,287.0%
Impairment	0	0	-	0	(468)	100.0%
Deferred tax of impairment	0	0	-	0	135	100.0%
Net income attributable to owners of Ecopetrol	3,724	25	14,796.0%	6,810	158	4,210.1%

EBITDA	6,155	(340)	1,910.3%	11,524	2,097	449.5%
EBITDA margin	35.9%	-4.70%	40.6%	35.60%	10.40%	25.2%

28

Table 7: Statement of Financial Position / Balance Sheet

Billion (COP)	June 30, 2021	March 31, 2021	∆ (%)
Current assets
Cash and cash equivalents	2,195	2,581	(15.0%)
Trade and other receivables	10,630	9,017	17.9%
Inventories	4,582	4,032	13.6%
Current tax assets	4,480	4,136	8.3%
Other financial assets	2,439	3,021	(19.3%)
Other assets	1,296	1,305	(0.7%)
	25,622	24,092	6.4%
Non-current assets held for sale	35	34	2.9%
Total current assets	25,657	24,126	6.3%

Non-current assets
Investments in associates and joint ventures	57,128	54,622	4.6%
Trade and other receivables	549	596	(7.9%)
Property, plant and equipment	23,498	23,298	0.9%
Natural and environmental resources	22,578	22,785	(0.9%)
Assets by right of use	3,091	3,115	(0.8%)
Intangibles	212	202	5.0%
Deferred tax assets	5,188	5,083	2.1%
Other financial assets	690	567	21.7%
Other assets	1,214	1,179	3.0%
Total non-current assets	114,148	111,447	2.4%

Total assets	139,805	135,573	3.1%

Current liabilities
Loans and borrowings	3,544	3,480	1.8%
Trade and other payables	7,859	8,353	(5.9%)
Provision for employees benefits	1,846	2,022	(8.7%)
Current tax liabilities	339	281	20.6%
Accrued liabilities and provisions	906	1,016	(10.8%)
Other liabilities	571	532	7.3%
Total current liabilities	15,065	15,684	(3.9%)

Non-current liabilities
Loans and borrowings	45,146	45,071	0.2%
Provision for employees benefits	10,973	10,847	1.2%
Non-current tax liabilities	356	330	7.9%
Accrued liabilities and provisions	9,372	9,066	3.4%
Other liabilities	52	50	4.0%
Total non-current liabilities	65,899	65,364	0.8%

Total liabilities	80,964	81,048	(0.1%)

Equity
Equity attributable to owners of the company	58,841	54,525	7.9%
Total equity	58,841	54,525	7.9%

Total liabilities and equity	139,805	135,573	3.1%

29

Table 8: Export Destinations - Ecopetrol Group

Crudes - mboed	2Q 2021	2Q 2020	% Share	6M 2021	6M 2020	% Share
U.S. Gulf Coast	123.8	196.0	36.1%	123.6	199.7	35.2%
Asia	181.7	227.7	53.0%	197.5	207.8	56.3%
Central America / Caribbean	10.8	23.1	3.1%	10.2	19.2	2.9%
Others	1.4	0.3	0.4%	0.9	4.4	0.3%
Europe	20.6	11.2	6.0%	13.6	9.1	3.9%
U.S. West Coast	4.8	0.0	1.4%	4.3	1.2	1.2%
South America	0.0	0.0	0.0%	0.6	0.0	0.2%
U.S. East Coast	0.0	16.7	0.0%	0.0	8.3	0.0%
Total	343.1	475.0	100.0%	350.7	449.8	100.0%

Products - mboed	2Q 2021	2Q 2020	% Share	6M 2021	6M 2020	% Share
Central America / Caribbean	45.0	50.8	41.4%	35.7	44.5	35.0%
U.S. Gulf Coast	13.1	4.1	12.1%	15.6	15.4	15.3%
Asia	17.3	12.0	15.9%	14.1	12.5	13.8%
South America	12.5	8.0	11.5%	10.4	10.5	10.2%
U.S. East Coast	19.0	34.9	17.5%	21.0	21.0	20.6%
Europe	0.0	0.1	0.0%	4.0	1.9	3.9%
U.S. West Coast	0.0	0.0	0.0%	0.0	1.6	0.0%
Others	1.7	0.0	1.6%	1.1	0.0	1.1%
Total	108.6	109.9	100.0%	101.9	107.2	25.6%

Note: The information is subject to change after the end of the quarter, as some destinations are reclassified according to the final result of exports.

Table 9: Local Purchases and Imports - Ecopetrol Group

Local Purchases - mboed	2Q 2021	2Q 2020	∆ (%)	6M 2021	6M 2020	∆ (%)
Crude Oil	175.5	164.2	6.9%	177.7	173.4	2.5%
Gas	2.0	1.6	25.0%	1.8	3.7	(51.4%)
Products	2.6	1.8	44.4%	2.7	2.7	0.0%
Diluent	0.0	0.2	(100.0%)	0.0	0.3	(100.0%)
Total	180.1	167.8	7.3%	182.2	180.1	1.2%

Imports - mboed	2Q 2021	2Q 2020	∆ (%)	6M 2021	6M 2020	∆ (%)
Crude Oil	23.7	8.2	189.0%	24.0	17.8	34.8%
Products	58.9	39.7	48.4%	69.6	68.3	1.9%
Diluent	27.6	25.8	7.0%	27.0	37.7	(28.4%)
Total	110.2	73.7	49.5%	120.6	123.8	(2.6%)

Total	290.3	241.5	20.2%	302.8	303.9	(0.4%)

30

Table 10: Exploratory Wells Detail - Ecopetrol Group

#	Quarter	Name	Initial Well Clasification (Lahee)	Block	Basin	Operator/Partner	Status	TD Date
1	First	Boranda Sur-1	A1	Boranda*	Middle Magdalena Valley	Parex 50% (Operator)ECP 50%	Dry**	January 11/2021
2	First	Moyote-1	A3	R02-L01-A6 CS	Sureste	Petronas 50% (Operator) ECP MEXICO 50%	Dry	January 27/2021
3	First	EST-SN-8	Stratigraphic	SN-8	Sinú - SanJacinto	Hocol (100%)	Plugged and Abandoned	February 27/2021
4	First	Boranda Sur-2	A1	Boranda*	Middle Magdalena Valley	Parex 50% (Operator)ECP 50%	Under Evaluation	February 11/2021
5	First	Liria YW 12	A2C	Recetor	Piedemonte Llanero	ECP 100%	Under Evaluation	March 7/2021
6	Second	Boranda Centro-1	A1	Boranda	Middle Magdalena Valley	Parex 50% (Operator)ECP 50%	Under Evaluation	April 02/2021
7	Second	Chimuelo-1	A2C	Tisquirama	Middle Magdalena Valley	ECP 100%	Under Evaluation	May 19/2021
8	Second	Flamencos-3	A1	VMM	Middle Magdalena Valley	ECP 100%	Under Evaluation	June 16/2021

* Modified as compared to the one reported in 1Q21, clarifying that the location of the well corresponds to the Boranda Block, formerly known as the Playón Block.

** Write-off recognized in the 2020 Financial Statements

Table 11: HSE Performance (Health, Safety and Environment)

HSE Indicators*	2Q 2021	2Q 2020	6M 2021	6M 2020
Frequency of total registrable injuries (No. Recordable cases / Million man hours)	0.50	0.44	0.60	0.47
Environmental incidents**	2	0	4	2

* The results of the indicators are subject to change after the end of the quarter due to the fact that some of the accidents and incidents are reclassified according to the final result of the investigations. ** Environmental incidents are those hydrocarbon spills greater than 1 barrel, with environmental impact.